Exhibit 99.2

North America’s Railroad

NEWS RELEASE

Incoming CN President and Chief Executive Officer Luc Jobin appointed company director effective June 30, 2016

MONTREAL, June 27, 2016 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved the appointment of Luc Jobin as a company director effective June 30, 2016. Jobin will become CN president and chief executive officer on July 1, 2016.

Jobin will replace Claude Mongeau as a CN director. CN announced June 7, 2016, that Mongeau would step down as president and chief executive officer at the end of June, and he will resign as Company director on June 30, 2016.

CN’s board will continue to be composed of 11 directors, 10 of whom are independent of company management.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Sam Forgione
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384 Mark.hallman@cn.ca	(514) 399-0052 Salvatore.forgione@cn.ca